Exhibit 99.4

Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Eastern Time, on November 25, 2022. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com THE VALENS COMPANY INC. Form of Proxy - Special Meeting to be held on November 29, 2022 01UY9A This Form of Proxy is solicited by and on behalf of Management. Fold Fold CONTROL NUMBER VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6 C1234567890 IND 000001 COMMON SHARES CPUQC01.E.INT/000001/i1234 123456789012345 Holder Account Number Security Class 1-866-732-VOTE (8683) Toll Free

I/We being holder(s) of securities of The Valens Company Inc. (the “Corporation”) hereby appoint: Tyler Robson, CEO and Director, or failing this person, Jeff Fallows, President (the “Management Nominees”) Appointment of Proxyholder OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. MM / DD / YY Date Signature(s) AR0 344609 01UYAB Fold Fold 1. Arrangement Resolution To consider and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is attached as Appendix A to the management information circular (the “ Circular ”) of The Valens Company Inc. (“ Valens ”), to approve a plan of arrangement under Section 192 of the Canada Business Corporations Act , involving, Valens and SNDL Inc., all as more particularly set forth in the Circular. For Against as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Corporation to be held at the offices of Stikeman Elliott LLP at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 on November 29, 2022 at 10:00 am, ET and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. C1234567890 XXX 123 MR SAM SAMPLE XBGQ 999999999999 XXXX